Mail Stop 3561

April 12, 2006

Susan J. Thomas
Ford Motor Credit Company
One American Road
Dearborn, Michigan 48426

Re: Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
Registration Statement on Form S-3
Filed March 17, 2006
File No. 333-132560-01

Dear Ms. Thomas,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Finally, please note that the page numbers referenced below correspond to the marked courtesy copy provided by counsel.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1.   Please confirm that the Exchange Act filings mentioned in your cover letter were current and timely.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

5.   Please add a section and provide the disclosure requested in Item 1117 of Regulation AB that would be material to investors here or in the base prospectus. If there are no current legal proceedings pending against any transaction party, please state.

6.   We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

7.   When referring to transaction parties, please use the terminology set out in Regulation AB. In this regard, wherever practicable, please revise your disclosure to use the term "issuing entity" instead of "issuing entity or trust" or "trust. See for example, the cover page of the prospectus supplement.

Prospectus Supplement
General

8.   We note in the base prospectus that you contemplate including a prefunding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.

Summary
Optional Redemption or "Clean Up Call" Option, page S-9

9.   We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Confirm that you will

follow that principle. Refer to Item 1113(f)(2) of Regulation AB.

Loss Experience of the Trust Portfolio, page S-23

10. Please disclose the delinquency and loss information on the receivables included in the trust pool being securitized through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB.

11. Please describe how delinquencies are determined. Refer to Items 1100(b)(5) and 1101(d) of Regulation AB.

12. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.

Revolving Period, page S-26

13. We note your disclosure that a revolving period is contemplated. Please provide the disclosure required in Item 1111(g) of Regulation AB, as applicable. Please also revise your disclosure in the summary to include disclosure in the supplement of the information required by Item 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

Base Prospectus
Funding Period, Page 32

14. We note that you may use a prefunding period. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that you will not use more than 50% of the proceeds of the offering to fund the account.

15. Furthermore, please revise your summary in the prospectus supplement to include bracketed language to disclose the information required by Item 1103(a)(5)(i), (ii), (iv), (v), (vi), and Item 1111(g)(2), as applicable.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Susan J. Thomas
Ford Motor Credit Company
April 12, 2006
Page 5

Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Christopher J. Di Angelo
        Dewey Ballantine LLP
        1301 Avenue of the Americas
        New York, New York 10019
        (212) 259 6333